Writer's Direct Dial: +7 495 660 8560
E-Mail: dgottlieb@cgsh.com

July 19, 2010

BY EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
United States

Re:	Comment Letter—Magyar Telekom Telecommunications Plc. (“Magyar Telekom”) Annual Report on Form 20-F for 2009

Dear Mr. Spirgel:

We appreciated the opportunity to speak with your colleague Melissa Hauber on July 16 in connection with the comment letter that was received on July 14, 2010 relating to Magyar Telekom’s Annual Report for 2009.  As discussed, Magyar Telekom intends to respond to the comments by no later than August 6, 2010.

Mr. Larry Spirgel, p. 2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time.  You can reach either me at my number above, or my colleague Sarah Lewis at +44 20 7614 2376.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:
Ms. Melissa Hauber, Securities and Exchange Commission
Mr. Carlos Pacho, Securities and Exchange Commission
Mr. Thilo Kusch, Magyar Telekom Telecommunications Plc.
Mr. Balázs Máthé, Magyar Telekom Telecommunications Plc.
Ms. Éva Kisgyörgy, Magyar Telekom Telecommunications Plc.
Mr. Thomas E. Stumpf, Magyar Telekom Telecommunications Plc.
Ms. Sarah E. Lewis, Cleary Gottlieb Steen & Hamilton LLP